UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


       [ ]   Rule 13d-1(b)

       [ ]   Rule 13d-(c)

       [X]   Rule 13d-1(d)



--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


            Andre Imbeau

2           Check the Appropriate Box If a Member of a Group    (a) |_|
            (See Instructions)                                  (b) |X|


3           SEC Use Only



4           Citizenship or Place of Organization


            Canada

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  1,934,847
        Owned by
          Each
       Reporting
         Person
          With
                          6         Shared Voting Power


                                    0

                          7         Sole Dispositive Power


                                    196,311

                          8         Shared Dispositive Power


                                    1,738,536

9           Aggregate Amount Beneficially Owned by Each Reporting Person


            1,934,847

10          Check If the Aggregate Amount in Row (9) Excludes Certain
            Shares                                   |X|
            (See Instructions)


11          Percent of Class Represented by Amount in Row (9)


            1.6%

12          Type of Reporting Person (See Instructions)


            IN

Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Andre Imbeau

Item 2(b).        Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act.

     (b) [ ] Bank as defined in section 3(a)(6) of the Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.           Ownership.

     The holdings reported herein are stated as of December 31, 1999. Mr. Imbeau may be deemed to have been the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

  (a) Amount  beneficially owned:      1,934,847  shares  (including  1,738,536
                                       shares   issuable  upon   conversion  of
                                       1,738,536 of the issuer's Class B Shares
                                       (multiple voting) and 175,000 shares issuable upon the exercise of options exercisable within 60 days of December
                                       31, 1999).

                                       By  virtue  of the  Second  Amended  and
                                       Restated    Options     Agreement    and
                                       Shareholders'    Agreement   among   the
                                       issuer's Majority Shareholders,  BCE and
                                       Bell   Canada,   Mr.   Imbeau   may   be
                                       considered to be the beneficial owner of
                                       shares   beneficially   owned  by  Serge
                                       Godin, Jean Brassard and BCE, Inc. As of
                                       December 31, 1999,
                                            (i)  Mr. Godin was understood to be
                                                 the   beneficial    owner   of
                                                 11,697,228  shares  (including
                                                 11,503,676   shares   issuable
                                                 upon  conversion of 11,503,676
                                                 of the issuer's Class B Shares
                                                 (multiple  voting) and 100,000
                                                 shares   issuable   upon   the
                                                 exercise       of      options
                                                 exercisable  within 60 days of
                                                 December 31, 1999);
                                            (ii) Mr. Brassard was understood to
                                                 be  the  beneficial  owner  of
                                                 866,684   shares    (including
                                                 667,248  shares  issuable upon
                                                 conversion  of  667,248 of the
                                                 issuer's    Class   B   Shares
                                                 (multiple  voting) and 175,000
                                                 shares   issuable   upon   the
                                                 exercise       of      options
                                                 exercisable  within 60 days of
                                                 December 31, 1999); and
                                           (iii) BCE was  understood  to be the
                                                 beneficial owner of 60,014,192
                                                 shares  (including   3,513,803
                                                 shares      issuable      upon
                                                 conversion of 3,513,803 of the
                                                 issuer's    Class   B   Shares
                                                 (multiple voting)). Mr. Imbeau
                                                 disclaims beneficial ownership
                                                 of such shares.

      (b) Percent of class:            1.6% (55.1% including shares as to which
                                       beneficial ownership is disclaimed, as described above)

      (c) Number of shares as to which such person has:
      (i)   Sole power to vote or direct the vote:                     1,934,847 shares

      (ii)  Shared power to vote or direct the vote:                           0 shares

      (iii) Sole power to dispose or to direct the disposition of:       196,311 shares

      (iv)  Shared power to dispose or to direct the disposition of:   1,738,536 shares

Item 5.           Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Imbeau's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 21, 2000
                                                (Date)


                                           /s/  Andre Imbeau
                                             (Signature)


                                           Andre Imbeau
                                           (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)